Mail Stop 0308

April 26, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. John J. Sherman
President, Chief Executive Officer
Inergy Holdings, LLC
Two Brush Creek Boulevard, Suite 200
Kansas City, MO 64112


		Re:	Inergy Holdings, LLC
			Amendment No. 2 to Registration Statement on Form
S-1
      File No. 333-122466
      Filed April 11, 2005

			Inergy, L.P.
      Registration Statement on Form S-4
			File No. 333-123399
			Filed March 17, 2005

			Inergy, L.P.
      Registration Statement on Form S-3
			File No. 333-124098
			Filed April 15, 2005

			Inergy, L.P.
      Form 10-K for the fiscal year ended September 30, 2004
			File No. 000-32453
			Filed December 7, 2004


Dear Mr. Sherman:

      	We have reviewed your filings and have the following comments. Please be aware that we performed only a limited review of
Inergy, L.P.`s Form S-4, Form S-3 and Form 10-K to ensure compliance with applicable comments with respect to Inergy Holdings, LLC`s registration statement.

        Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      *	*	*	*	*	*	*	*	*	*	*

Inergy Holdings, LLC

Amendment No. 2 to Registration Statement on Form S-1

General

1. We reviewed your response to prior comment 11. We continue to believe that the Form 10-K of Inergy L.P. for the fiscal year ended
September 30, 2004 should include disclosures that are consistent with Inergy Holdings, LLC`s amended Form S-4. Please amend your Form
10-K of Inergy L.P. for the fiscal year ended September 30, 2004 to reflect your revisions made in response to our comments. To the extent that you make further substantive revisions your Form S-1 of
Inergy Holdings, LLC, please make similar revisions to your Form
10-K
of Inergy L.P. for consistency.

Cash Distribution Policy, page 37
2. We note your response to prior comment 1 and have the following additional comments.
3. Please revise this section title so that it is entitled "Distribution Policy and Restrictions" or something similar.
4. Generally, when describing your distribution policy, please revise to state it will be and what you will pay, rather than what you "intend" or "expect" to declare and pay.
5. Please revise the first three paragraphs to create following new paragraphs at the beginning of this section:

* The first paragraph should summarize your distribution policy. It should commence by explaining why you and your operating subsidiary,
Inergy, have adopted a cash distribution policy. For example, if the reason solely is to satisfy tax or partnership law requirements, then so state. Alternatively, clarify whether the reason reflects your judgment that unit holders are better served by distributing to them all of your available cash generated by your business, rather than retaining it for other purposes such as significant acquisitions or pursing growth opportunities requiring capital expenditures or other investments significantly beyond your current expectations. That first paragraph then should reflect the existing first paragraph, but also take into account your consolidated subsidiaries` distribution policies, with respect to factors such as operating needs, reserves for contingencies, interest and principal payments on indebtedness.

* The new second paragraph should list factors that may adversely impact your distribution policy. It should clarify that that there is no guaranty that unit holders will receive distributions and then list applicable material factors relating to you, including your consolidated subsidiaries, such as the following:

o you are not obligated to pay distributions;
o while your current distribution policy contemplates the distribution of available cash, this policy could be modified or revoked at any time;
o even if your distribution policy is not modified or revoked, the actual amount of distributions under the policy and the decision to make any distribution is entirely at the discretion of your general partner, which could decide to reduce or not pay distributions at all, at any time and for any reason;
o if accurate, the amount of distributions is subject to covenant restrictions under your anticipated new credit facility, anticipated new term loan, or other indebtedness due by you or your consolidated subsidiaries;
o if accurate, applicable state law restrictions on your distribution payments;
o unit holders have no contractual or other legal right to distributions; and
o you may lack sufficient cash to pay distributions due to changes in operating earnings, working capital requirements and anticipated cash needs.

Please consider any other material factors that may limit your or your consolidated subsidiaries, particularly Inergy`s, ability to pay distributions.

* The third paragraph should discuss the possible impact on your future growth as a result of the distribution policy. The paragraph should state your belief as to whether the distribution will limit or preclude your ability to pursue growth. It also should state whether you expect to require additional financing to fund significant acquisitions or pursue growth opportunities requiring capital expenditures or other investments significantly beyond your current expectations. This paragraph further should state, if accurate, your intention to allocate sufficient cash to pursue growth opportunities that do not require material investment beyond your current expectations.
6. Please revise the existing Incentive Distribution Rights subsection to more clearly describe your sources of income. In other words, please also discuss in a clear and concise manner your ownership interests in the non-managing general partner of Inergy and your direct limited partnership interest in Inergy. Further, please revise the subsection title so that it is more descriptive of the revised subsection.
7. Please be aware that because your income is entirely dependant on that of your operating subsidiary, Inergy and because your general partner also controls Inergy, we believe that relevant disclosure about your available cash for distribution should include your consolidated subsidiaries, particularly Inergy`s, cash from operating activities. In other words, your presentation should not start at the holding level, but reflect the actual operations that will generate the cash to satisfy the distributions you will pay.
8. While we are aware of your operating subsidiary`s distribution history, given that you are a new registrant and this offering discloses an initial distribution of $0.225 per unit per quarter, which represents your substantially all your available cash, we believe that you should disclose whether you and your consolidated subsidiaries had over the past four quarters and will have over the next four quarters sufficient cash to support that amount. The existing disclosure in the Cash Available for Distribution section and Appendix B is not adequate in this regard. Please delete that subsection and appendix in light of these comments in response to your revisions. Instead, please add to this new Distribution Policy and Restrictions section a new subsection entitled "Our Initial Distribution Rate" or something similar. This new subsection should contain a general discussion followed by two supporting discussions.
9. The general discussion of the Our Initial Distribution Rate subsection should reflect the following:

* Please disclose the initial distribution rate per unit for the initial quarter and for the next four quarters annualized. Use the disclosure in the existing second paragraph on page 37 as a starting point. Disclose also the aggregate equivalent distribution rate per quarter and annually.

* Please disclose whether the distributions will be cumulative, and explain what that means. If currently known, please further disclose on which day you will pay distributions each quarter and to holders of record on which day; for example, the 15th day of each March, June, September and December to holders of record on the 5th day of each month, and discuss any applicable adjustments if those days fall on non-business days.

* Please disclose whether you have paid distributions in the past. Please also disclose that your operating subsidiary Inergy has made distributions in the past, but the current $0.50 per unit distribution represents an increase over prior distribution policy.
Please further disclose whether you and your consolidated subsidiaries would have generated sufficient EBITDA both to fund distributions and the current level contemplated by your distribution policy and to satisfy the financial covenants of your or your consolidated subsidiaries` credit facilities, term notes, or other indebtedness.
10. The first supporting discussion should be separately titled "Basis for Initial Distribution Rate" or something similar, and convey the following:

* Disclose the factors you reviewed, analyzed, and considered in determining the initial distribution level, such as:

o operating and financial performance;
o anticipated cash requirements, including for expected debt payments under your new credit facility or term loan;
o anticipated cash expenditure requirements;
o expected other cash needs;
o the covenants, limitations, or restrictions on ability to pay distributions in your anticipated new credit facility, new term loan, or other indebtedness of yours or your consolidated subsidiaries; and
o other potential sources of liquidity.

Please add any additional material factors you reviewed, analyzed, and considered. To the extent applicable, provide specific detail for each factor such as the amount and due date of any material expect debt payment.

* Provide a table illustrating the estimated minimum EBITDA you and your consolidated subsidiaries must generate to pay the aggregate distribution on your units through the end of the next four quarters.
The table should be entitled "Estimated Cash Available to Pay Distributions Based on Estimated Minimum EBITDA" or something similar. The table should include an introduction explaining its purpose. As part of the introduction, state whether you believe your, including your consolidated subsidiaries`, minimum EBITDA for the four fiscal quarters ended June 30, 2006 will be at least the amount - specifying that amount - you will require to pay distributions during those periods. The table should start with that amount of your consolidated estimated minimum EBITDA. It then should subtract estimated capital expenditures, interest expense, principal payments, income taxes and other relevant material adjustments, including your additional operating and administrative expenses and any effects of your reorganization relating to this offering, such as your anticipated new credit facility and term note.. The resulting figures should be estimated cash available to pay distributions on your units.

* Also provide a table illustrating the historical cash available to pay distributions for the most recent fiscal year and interim period.
The table should commence with a GAAP measure of your consolidated net cash provided by operating activities. Then, the table should add entries for necessary adjustments to reach an EBITDA figure. Then, the table should add entries for necessary adjustments to reach a figure of excess cash available to pay distributions. To the extent your historical excess cash available to pay distributions would have been insufficient to pay your intended aggregate distribution, then indicate from where you would have obtained the additional cash, such as through borrowings. As part of the table`s entries, please include relevant footnotes to clarify the source and relevance of the figures for any entry that is not self-explanatory.
11. The second supporting discussion should be separately titled "Assumptions and Considerations" or something similar. In this discussion, please address any factors you have assumed or considered in presenting the tables in the Basis for Initial Distribution Rate discussion. In particular, state the key assumptions and considerations supporting the estimated minimum EBITDA you must generate to pay the aggregate distribution on your units through the end of the next four quarters. For example, what revenue or expenses do you anticipate over the next four quarters that you did not generate or incur in the prior fiscal year end and interim period? As another example, how does your anticipated new credit facility and term note factor into your tables? As a further example, do you make any material assumptions regarding the general business climate or extraordinary transactions? In addition, in this discussion, please fully discuss any limitations on your ability to pay distributions under your anticipated new credit facility, term note, or other indebtedness of yours or your consolidated subsidiaries.

Item 15. Recent Sales of Unregistered Securities, page II-1

12. In response to our prior comment 9, you state that your value increased significantly from November 30, 2004 through the first filing of your Form S-1. This increase was the result of three significant intervening transactions, most significantly the acquisition of Star Gas Propane, L.P. Please tell us the consideration, if any, given to the probability of these significant intervening transactions occurring when you determined the fair value of the November 23, 2004 issuance of the 0.75% LLC Membership Interest. In this regard, we noted that Inergy, L.P. filed a Form 8-
K dated November 18, 2004 which stated that on November 18, 2004, Inergy, L.P. and Inergy Propane, LLC entered into an Interest Purchase Agreement with Star Gas Partners, L.P. and Star Gas LLC whereby Inergy Propane, LLC would acquire all of the propane distribution and services segment of Star Gas Partners, L.P. In exchange, Inergy Propane, LLC would pay $475 million to Star Gas LLC, subject to a working capital adjustment. We further note that the November 23, 2004 issuance occurred just 24 days before the Star Gas
Propane, L.P. acquisition was completed. It would appear, based on the timing of these events, that the fair value of the membership interests should not have ignored the acquisitions occurring during that time frame. We assume that any valuation contemplating the impact of the acquisitions occurring during this time frame would necessarily require a discount for the possibility of each of the acquisitions not being completed. We may have further comments after reviewing your response.


Inergy, L.P.

Registration Statement on Form S-4
General
13. As applicable, please revise your Form S-4 to address the comments above as well.

Registration Statement on Form S-3
14. As applicable, please revise your Form S-3 to address the comments above as well.

Form 10-K for the fiscal year ended September 30, 2004

15. As applicable, please revise your Form 10-K to address the comments above as well.

*	*	*	*	*	*	*	*	*	*	*

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Adam Phippen, Accountant at (202) 824-5549 or in
his absence, George Ohsiek, Accounting Branch Chief at (202) 942-
2905
if you have questions regarding comments on the financial
statements
and related matters.  Please contact Scott Anderegg, Attorney at
(202) 942-2868, David Mittelman, Legal Branch Chief at (202) 942-
1921
or me at (202) 942-1900 with any other questions.



      Sincerely,



      H. Christopher Owings
      Assistant Director



cc:	David P. Oelman
	Vinson & Elkins, LLP
	VIA FAX


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Mr. John J. Sherman
Inergy Holdings, LLC
Page 8